FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

February 8, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 8, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has entered into a $6,000,000 bought deal private placement agreement.

Item 5.	Full Description of Material Change

The Issuer has entered into a bought deal private placement agreement with a syndicate of underwriters (the “Underwriters”) for 3,000,000 units (the “Units”) at a price of $2.00 per Unit for gross proceeds of $6,000,000 (the “Offering”).  Each Unit consists of one common share of the Issuer (“Share”) and one-half of a transferable common share purchase warrant.  Each full warrant (“Warrant”) is exercisable to acquire one additional Share for a period of 24 months from closing at an exercise price of $2.50.  If, at any time from 4 months after closing until the expiry of the Warrants, the daily volume-weighted average trading price of the Shares on the TSXV exceeds $4.00 for at least 20 consecutive trading days, the Issuer may, within 30 days, give an expiry acceleration notice to the holders of Warrants and, if it does so, the Warrants will, unless exercised, expire on the 30th day after the expiry acceleration notice is given.

The Underwriters will receive a commission of 7% of the gross proceeds of the Offering, payable in cash or Units at the election of the Underwriters.  In addition, the Underwriters will receive compensation options (“Compensation Option”) equal to 8% of the aggregate number of Units sold in the Offering.  Each Compensation Option will entitle the Underwriters to purchase one Share at a price of $2.00 for a period of 24 months following the closing of the Offering.

The Issuer has also granted the Underwriters an over-allotment option to purchase up to 500,000 additional Units to raise additional gross proceeds of up to $1,000,000, such option being exercisable up to forty-eight hours prior to closing.

All securities issued in the Offering will have a hold period in Canada of four months from the closing of the Offering.

The net proceeds from the Offering are intended to be used to fund exploration programs on the Issuer's uranium exploration projects in Argentina and for ongoing mineral property investigations and potential acquisitions, and for general working capital.

Completion of the placement is subject to the acceptance for filing thereof by the TSX Venture Exchange.

This material change report does not constitute an offer to sell, or a solicitation of an offer to sell, any of the foregoing securities in the United States.  None of the foregoing securities have been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further details on the Issuer readers are referred to the Issuer’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.: (604) 331-0096 Ext. 222

Item 9.	Date of Report

February 15, 2007